UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Signature	16

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

Plan Trustees and Participants
General Communication, Inc. 401(k) plan
We have audited the accompanying statements of net assets available for benefits of General Communication, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of General Communication, Inc. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Portland, Oregon
June 24, 2016

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

(Amounts in thousands)	2015	2014
Assets
Investments at fair value:
Participant directed:
Money market funds	$1,474	1,248
Common stocks	55,931	50,581
Mutual funds	180,810	168,848
Common collective trust	21,436	20,954
Total investments at fair value	259,651	241,631
Receivables:
Notes receivable from participants	5,507	4,904
Participant contributions	1,586	1,600
Employer contributions	1,496	1,517
Unsettled trades	718	115
	9,307	8,136

Liabilities
Administrative expenses payable	9	55
Excess participant contributions refundable	124	50
Net assets available for benefits at fair value	268,825	249,662
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(47)	(209)
Net assets available for benefits at contract value	$268,778	249,453

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

(Amounts in thousands)	2015	2014
Additions to net assets attributed to:
Contributions:
Participant	$14,025	12,275
Employer	10,301	9,538
Total contributions	24,326	21,813

Investment income:
Net appreciation in fair value of investments	7,841	13,456
Dividend income	8,274	7,393
Total investment income	16,115	20,849

Interest from participant loans receivable	219	207

Total additions	40,660	42,869

Deductions to net assets attributed to:
Participant withdrawals	(21,815)	(11,471)
Corrective distribution of excess contributions	(124)	(50)
Administrative expenses	(72)	(64)
Total deductions	(22,011)	(11,585)
Net increase in net assets available for benefits	18,649	31,284
Net transfers in	676	—
Net assets available for benefits at beginning of period	249,453	218,169
Net assets available for benefits at end of period	$268,778	249,453

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(1)	Description of Plan
The following description of the GCI 401(k) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, including employees of United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company").  Employees of participating employers are eligible to make employee deferral contributions on the first entry date after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCI and affiliated companies are parties-in-interest to the Plan.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

1.	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2.	Roth 401(k) Contributions which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $18,000 in 2015 and $17,500 in 2014.  Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $265,000 and $260,000 in 2015 and 2014, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,000 and $5,500 per year for each of  the years ended December 31, 2015 and 2014, respectively.  Participant catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions.  Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.  For the years ended December 31, 2015 and 2014, the Company matched 100% of participant's contributions, up to a maximum match of 10% of each participant's eligible compensation, for employees of GCI, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account.  Participants may change their investment allocation on a daily basis.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Vesting
A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed:  (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date.  Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution.

Forfeitures
If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions.  During 2015 and 2014, employer contributions were reduced by $202,000 and $0, respectively, from forfeited nonvested accounts. At December 31, 2015 and 2014, $177,000 and $200,000, respectively, had been forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2015 and 2014, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The Plan financial statements are based on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

using the net asset value per share as a practical expedient. It also eliminates certain disclosures for investments eligible to be measured at fair value using this practical expedient. The guidance is effective for years beginning after December 15, 2015. This standard is not expected to have a material impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part III is not applicable to the Plan. Part I simplifies reporting of fully benefit-responsive investment contracts by measuring, presenting, and disclosing such investments only at contract value. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investment by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value as plans are no longer required to disaggregate investment by nature, characteristics and risks, and are only required to disaggregate by general type of plan asset. The guidance is effective for years beginning after December 15, 2015. This standard is not expected to have a material impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(3)	Administration of Plan Assets
Fidelity Investments is the Plan's recordkeeper and asset trustee.  Administrative expenses related to the Plan of $72,000 and $64,000 for the years ended December 31, 2015 and 2014, respectively, were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4)	Amendment or Termination
The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5)	Plan Merger
Effective April 30, 2015, all accounts and assets of the Integrated Logic, LLC 401(k) were merged into the Plan. The market value of the assets merged into the Plan totaled $676,000 and is included in Net Transfers In on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

(6)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2015:

Common Stock:

•	GCI Class A and Class B

Mutual Funds:

•	Allianz NFJ Small Cap Value Fund

•	American Funds EuroPacific Growth Fund R-4

•	Fidelity Spartan Market Index Fund

•	Harbor Capital Appreciation Fund

•	JPMorgan Equity Income Fund

•	PIMCO Funds Total Return Fund

•	Vanguard Small Cap Growth Index

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

•	Vanguard Target Retirement 2020

•	Vanguard Target Retirement 2030

•	Vanguard Target Retirement 2040

•	Vanguard Target Retirement 2050

•	Vanguard Target Retirement 2060

•	Vanguard Target Retirement Income

Common Collective Trust Funds

•	Morley Stable Value Fund

Participants have the option of having self-directed brokerage accounts for which they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2015 and 2014, were as follows:

	2015	2014
GCI Class A	$19.78	13.75
GCI Class B	$17.38	13.73

Investments which represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014, were as follows (amounts in thousands):

	2015	2014
GCI Class A and Class B common stock	$51,360	47,203
Vanguard Target Retirement 2030 Fund	$23,048	18,103
Vanguard Target Retirement 2040 Fund	$21,930	18,202
Morley Stable Value	$21,436	20,954
Vanguard Target Retirement 2020 Fund	$21,097	18,575
Harbor Capital Appreciation Fund	$17,032	13,713
JPMorgan Equity Income Fund	$16,830	18,105
Fidelity Spartan Market Index Fund	$16,784	15,578
American Funds EuroPacific Growth Fund R-4	$14,829	15,347
Allianz NFJ Small Cap Value Fund	$14,482	12,267
PIMCO Funds Total Return Fund	$13,679	11,590

The percentage of Plan assets invested in common stock of the plan sponsor at December 31, 2015 and 2014 is 19%.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2015 and 2014, as follows (amounts in thousands):

	2015	2014
Common stock	$17,770	9,838
Mutual funds	(10,153)	3,477
Common collective trusts	224	141
	$7,841	13,456

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(7)	Fair Value Measurements
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•	Common stocks: The fair value of common stocks are based on quoted market prices.

•	Mutual funds: Valued at the Net Asset Value ("NAV") per share reported at the close of each business day or reporting period.

•
Common collective trust funds: Valued at the NAV per share from audited financial statements of the funds. NAV is used by the Plan as a practical expedient to estimate the fair value as these investments do not have readily determinable fair values (see Note 8).

•	Money market funds: Valued at cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2015 and 2014 (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
December 31, 2015	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Mutual funds:
Small cap	$24,177	—	—	24,177
Mid cap	270	—	—	270
Large cap	66,415	—	—	66,415
Target date retirement	76,269	—	—	76,269
Bond fund investments	13,679	—	—	13,679
Money market funds	1,474	—	—	1,474
Common stocks	55,931	—	—	55,931
Common collective trust	—	—	21,436	21,436
Total investments at fair value	$238,215	—	21,436	259,651

December 31, 2014
Mutual funds:
Small cap	$21,072	—	—	21,072
Mid cap	5,001	—	—	5,001
Large cap	63,543	—	—	63,543
Target date retirement	63,974	—	—	63,974
Bond fund investments	15,258	—	—	15,258
Money market funds	1,248	—	—	1,248
Common stocks	50,581	—	—	50,581
Common collective trust	—	—	20,954	20,954
Total investments at fair value	$220,677	—	20,954	241,631

(1) Quoted prices in active markets for identical assets or liabilities
(2) Observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) Inputs that are generally unobservable and not corroborated by market data

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) follows (amounts in thousands):

Common Collective Trust
Balance at January 1, 2014	$19,620
Realized gains (included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)	20
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)	213
Purchases	6,623
Sales	(5,522)
Balance at December 31, 2014	20,954
Realized gains (included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)	108
Unrealized losses relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)	(45)
Purchases	7,112
Sales	(6,693)
Balance at December 31, 2015	$21,436

(8)	Common Collective Trust Fund
The Plan's investments include the Morley Stable Value Fund (“Fund”) which is a common collective trust designed for preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.  The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  The Fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets.

Contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined contribution plans.  Contract value represents invested principal plus accrued interest.  In determining contract value, the Trustee considers such factors as the benefit responsiveness of the contracts, the ability of the parties of the contract to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The income factor is determined daily based upon the income earned on all investments in the Fund.  The average yield to maturity was 1.92% and 1.46% for the years ended December 31, 2015 and 2014, respectively.  The average yield based on the interest rate credited to participants was 1.64% and 1.41% for the years ended December 31, 2015 and 2014, respectively.  The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

The contracts are nontransferable but provide for benefit responsive withdrawals and transfers to noncompeting options by Plan participants at contract value.  Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the Plan trustee’s approval.  Withdrawals, other than for benefit

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

payments and participant transfers to noncompeting options are made one year after notification is received from the participating plan.  The Plan trustee, however, reserves the right to grant a withdrawal earlier than that mentioned above if there are sufficient cash assets to satisfy the withdrawal and it is not detrimental to the best interest of the Fund.

(9)	Income Taxes
The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the Internal Revenue Service on the form of the Plan document.  Although the opinion letter received by the Plan Sponsor does not yet reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years 2011 and earlier.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2015	2014
Net assets available for plan benefits per the financial statements	$268,778	249,453
Adjustment from contract value to fair value for the fully benefit responsive investment contracts	47	209
Excess participant contributions refundable	124	50
Net assets available for Plan benefits per Form 5500	$268,949	249,712

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2015	2014
Net increase in net assets available for benefits	$18,649	31,284
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(162)	93
Excess participant contributions refundable	74	16
Net income per Form 5500	$18,561	31,393

(11)	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock:
*	GCI Class A common stock	2,564,505 shares	**	$50,727
*	GCI Class B common stock	36,367 shares	**	633
*	Common stocks held in Self-directed Brokerage Accounts	162,481 shares	**	4,571
				55,931
	Mutual Fund Investments:
	Allianz NFJ Small Cap Value Fund	660,368 shares	**	14,482
	American Funds EuroPacific Growth Fund R-4	333,159 shares	**	14,829
*	Fidelity Spartan Market Index Fund	286,074 shares	**	16,784
	Harbor Capital Appreciation Fund	280,080 shares	**	17,032
	JPMorgan Equity Income Fund	1,239,294 shares	**	16,830
	PIMCO Funds Total Return Fund	1,358,420 shares	**	13,679
	Vanguard Small Cap Growth Index	281,443 shares	**	9,631
	Vanguard Target Retirement 2020	777,063 shares	**	21,097
	Vanguard Target Retirement 2030	831,468 shares	**	23,048
	Vanguard Target Retirement 2040	770,843 shares	**	21,930
	Vanguard Target Retirement 2050	217,716 shares	**	6,203
	Vanguard Target Retirement 2060	10,044 shares	**	273
	Vanguard Target Retirement Income	296,886 shares	**	3,696
*	Mutual funds held in Self-directed Brokerage Accounts	44,132 shares	**	1,296
				180,810

	Collective Trust Fund:
	Morley Stable Value Fund	838,451 shares	**	21,436

				258,177

*	Money Market funds held in Self-directed Brokerage Accounts	1,473,749 shares	**	1,474
	Notes receivable from participants	Interest bearing at 4.25% to 5.25%	—	5,507
				$265,158

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Senior Vice President

Date:	June 24, 2016